                Filed by Coca-Cola Enterprises Inc. pursuant to
                Rule 425 of the Securities Act of 1933 and
                deemed filed pursuant to Rule 14a-12 of the
                Securities Exchange Act of 1934
                Subject Company: Coca-Cola Enterprises Inc.
                Commission File No.:  001-09300

From:               Hubert Patricot

To:                    CCE employees

Cc:                    European Leadership Group
      Corporate Executive Leadership Team

Subject:           Expanding our business in Europe

Following this morning’s announcement, I wanted to share my view on what this exciting news means for our business in Europe.

Coca-Cola Enterprises and The Coca-Cola Company have announced two major developments for the Coca-Cola System. First, The Coca-Cola Company will acquire all of CCE’s operations in the U.S. and Canada. Second, CCE in Europe will acquire the bottling operations and franchise for Norway and Sweden from The Coca-Cola Company, subject to the signing of definitive agreements and regulatory approval, and we have the right to acquire the Coca-Cola bottler in Germany in 18-36 months time.

Responding to the different opportunities of North America and Europe
These developments respond to the very different opportunities for our existing businesses in North America and Europe. In the US and Canada, integrating Coca-Cola North America and CCE will greatly reduce the complexities of how we go to market.

In Europe our business model is robust, dynamic and well-balanced across all channels. The expansion of our European footprint provides the opportunity to increase shareholder value. With this announcement we are creating the next generation North American business model and enhancing our ability to remain successful long-term in Europe.

Building on a successful legacy
These changes reinforce CCE’s position as a strategic partner and the primary Western European bottler for The Coca-Cola Company. We have a successful business model in Europe, and such an acquisition is possible because over the past three years we have grown our existing business across Europe and made our operations more efficient and effective. You have made this change possible, and I thank you for the work that has been done to build this success.

I am incredibly proud of the successful legacy that we have built together in Europe. We have a strong local presence in every country in which we operate. Our company employs more than 11,000 people across Belgium, France, Great Britain, Luxembourg and the Netherlands, and virtually all the products we sell are made in the country in which they are sold.

Expanding our territory
We already have a successful track record for integrating and growing bottling operations in Europe. I know from my own personal experience when France was acquired by CCE what a promising opportunity this is for our company and for the Norwegian and Swedish businesses.

Coca-Cola’s bottling operations in Norway and Sweden include two manufacturing sites, and popular consumer brands, including Coca-Cola, Coke Zero and Coke Light, Powerade, Nestea and Bonaqua mineral water.  About 1,800 people are employed by the business across Norway and Sweden

Maintaining our momentum and focus
While this announcement will change the territory of our company, it does not change the way we work today or our business plans for 2010. It fits perfectly with the Ambition 2014 we developed together.

The transaction and acquisitions are still subject to regulatory and shareowner approval. We expect to finalise the acquisitions in the coming months, and we will inform you of our progress.  In the meantime, it’s critical that all of us stay focused on the fantastic job that we have been doing. This success is what has opened the doors to this tremendous opportunity, and we need to remain 100% focussed to delivering our plans in 2010.

As we embark on this new era in CCE in Europe, I would like to thank all of you for everything you do to make CCE a success, and I would like to invite you to join me in extending an early warm welcome to our future colleagues in Norway and Sweden.

Hubert Patricot
President, Europe Group

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.